FIRST AMENDMENT TO

SECOND AMENDED AND RESTATED BYLAWS OF

ECO-STIM ENERGY SOLUTIONS, INC.

This First Amendment to the Second Amended and Restated Bylaws of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Company”), is dated as of June 6, 2017 (this “First Amendment”).

Recitals

A.	The Second Amended and Restated Bylaws of the Company (the “Bylaws”) were previously amended and restated effective as of March 1, 2017 by resolution of the board of directors of the Company (the “Board”).

B.	The Board has approved the adoption of the amendment to the Bylaws as set forth below in accordance with Section 2.04 of that certain Amended and Restated Stockholder Rights Agreement, dated as of March 7, 2017, by and among the Company and certain of its stockholders (the “Rights Agreement”), Article 7 of the Bylaws, and Article III of the Company’s Amended and Restated Articles of Incorporation, effective as of the date of this First Amendment.

Amendment

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.	Section 3(iv) of Article 8 is hereby amended and restated in its entirety to provide as follows:

(iv) Recusal. Each FTP Investor Director may recuse himself or herself from being present or participating at a meeting (or portion thereof) at which a matter is considered in which the FTP Investors’ interest can be reasonably expected to be in conflict with the FTP Investors’ interest as Stockholders, or voting on any such matter. Any recused FTP Investor Director may be counted in determining the presence of a quorum at any meeting at which such a matter is considered but his or her vote shall not be counted in determining the number of required votes to approve such matter if he either voluntarily or mandatorily recuses himself or herself. In the event all FTP Investor Directors recuse themselves from a meeting, a portion thereof or an action by written consent with respect to matters subject to Section 4 of this Article 8, then the affirmative vote of at least two (2) of the FTP Investor Directors then in office shall not be required for the approval of such matters, notwithstanding the provisions of Section 4 of this Article 8 or any provision of the Rights Agreement to the contrary.

2.	Except as amended by this First Amendment, the Bylaws remain the same and in full force and effect.